March 30, 2007

Thomas A. Hale, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606

Re: Advent/Claymore Global Convertible Securities & Income Fund
        File Nos. 333-140951 and 811-22022

Dear Mr. Hale:

On February 28, 2007, you filed a registration statement on Form N-2 for common shares of the Advent/Claymore Global Convertible Securities & Income Fund. We have reviewed the filing. Our comments are set forth below. The captions we use below correspond to the captions the Fund uses in its registration statement.

<u>Prospectus</u>

Cover Page

1.   Footnote (2) to the pricing table on the Cover Page contains information about the organizational costs and the offering costs. Similar information is contained in footnote (2) to the fee table in the Summary of Fund Expenses and in Underwriting — Commissions and Discounts section. The disclosure in these three sections, although describing the same policy, is drafted differently, making comparison of the sections confusing. In addition, the sections contain inconsistencies. The following are examples of the inconsistencies:

- The last sentence of footnote (2) on the Cover page provides that the underwriter will be paid certain amounts "[t]o the extent that aggregate ***offering expenses*** are less than $[] per common share". On the other hand, the last sentence of footnote (2) of the fee table provides that the underwriter will be paid certain amounts "[t]o the extent that aggregate ***organizational and offering expenses*** are less than $[] per common share" (Emphasis added.)

- Both the Cover Page footnote and fee table footnote state that the Claymore Advisors, LLC has agreed to pay organizational expenses. Those footnotes are silent as to whether the Investment Manager will pay any organizational expenses. The Underwriting section, however, states that "[t]he Advisor and the ***Investment Manager*** have agreed to pay ***organizational*** and offering expenses of the Fund . . . that exceed $[] per common share . . . ." (Emphasis added.) Please make the disclosure consistent in these two sections.

Please revise the disclosure to present the information in a consistent and understandable manner. *See* Rule 421 under the Securities Act of 1933.

2.   The paragraph captioned "No Prior History" states that the securities have no history of public trading and that closed-end fund shares frequently trade at a discount to net asset value. Please add a statement describing the risk of loss this creates for an investor in the initial public offering. *See* Item 1.1.i of Form N-2. Please make the statement, as well as the first two sentences of the paragraph, prominent (*e.g.*, bold). *Id.*

Prospectus Summary — Investment Rationale

3.   The Instruction to Item 3.2 of Form N-2 provides that the synopsis to a prospectus should provide a clear and concise description of the key features of the offering and Registrant. Inasmuch as the Investment Rationale section does not contain a description of the key features of the offering or Registrant, please remove it from the Prospectus Summary.

Prospectus Summary — Investment Objective, Policies and Parameters

4.   The second paragraph specifies that "the Fund will invest at least 80% of its Managed Assets in a diversified portfolio of convertible securities and non-convertible income-producing securities . . . ." The term Managed Assets means "the total assets of the Fund (including any assets attributable to any preferred shares or borrowings that may be outstanding or otherwise attributable to the use of financial leverage, if any) minus the sum of accrued liabilities (other than debt representing financial leverage, if any)." Rule 35d-1 of the Investment Company Act requires a fund to invest at least 80% of its *assets* in the type of investments suggested by the fund's name. The Fund's definition of Managed Assets differs from the definition of "assets" provided in Rule 35d-1. Please revise your 80% policy to conform to Rule 35d-1.

5.   This section states that the Fund will invest at least 50% of its Managed Assets in securities of non-U.S. issuers. The Commission has stated that it would expect a fund with "global" in its name to diversify its investments "in a number of different countries *throughout* the world." Investment Company Act Release No. 24828 note 42 (Jan. 17, 2001) (emphasis in original). Although the Fund has a policy to invest a minimum amount of assets in non-U.S. companies, its policy does not indicate how the Fund will diversify its investments globally. Please disclose the Fund's strategy to diversify its investments throughout the world.

Prospectus Summary — The Fund's Investments

6.   In this section, the Fund discloses that it may create a synthetic convertible security by investing in an income security and warrants or options to buy an equity security. This section also discloses that the Fund's holdings of synthetic convertible securities are considered convertible securities for purposes of the Fund's investment policies. Please respond to the following:

- Will the Fund combine an income security with a warrant or option to create a new synthetic security, or will the Fund merely hold the component securities separately?
- How will the Fund account for synthetic securities? For example, will the components of the synthetic (i.e., income securities and warrants or options) appear separately on the schedule of investments?
- Please explain whether, and if so why, the synthetic convertible securities should be considered convertible securities for purposes of meeting the Fund's policy of investing at least 80% of its assets in convertible securities and income securities. *See* Investment Company Act Release No. 24828 at note 13 (Jan. 17, 2001) (providing that an investment company may include a synthetic instrument in the 80% basket "if it has economic characteristics similar to the securities included in that basket"). In particular, please address whether the synthetic convertibles may be considered to have economic characteristics similar to convertibles even though "[t]he value of a synthetic convertible security will respond differently to market fluctuations than a convertible security . . . ." *See* Special Risk Considerations — Synthetic Convertible Securities Risk.

7.   The last paragraph of this section, captioned "Other Securities," states that the Fund may invest equity securities. Please describe the Fund's strategies with respect to equity security investing, including the market capitalization range of companies in which the Fund may invest.

Prospectus Summary — Investment Adviser
Prospectus Summary — Investment Manager

8.   Each of the sections identified above states that the advisory fee and management fee are based on the Fund's Managed Assets. Please explain to us how the Fund's proposed options and other derivative transactions will be valued for purposes of computing the Investment Adviser's and Investment Manager's fees.

Prospectus Summary — Distributions

9.   This section states that the Fund intends to make monthly or quarterly distributions to shareholders. Among other things, the Fund may distribute long-term capital gains. Please explain to us how the distribution of long-term capital gains monthly or quarterly would be consistent with Section 19(b) of the Investment

Company Act, which prohibits distribution of long-term capital gains more frequently than once every 12 months.

Summary of Fund Expenses

10.   The Fund states in the section entitled "Prospectus Summary — Use of Financial Leverage" that it intends to use financial leverage through the issuance of preferred shares. Please reflect the offering costs associated with the issuance of preferred shares in the fee table.

11.   Footnote (2) to the fee table provides that Claymore Advisors, LLC and Advent Capital Management, LLC have agreed to pay certain offering expenses of the Fund. Please include in footnote (2) an estimate of the following:

- The size of the offering in dollars and shares;
- The total offering costs in dollars and costs per share;
- The offering costs expected to be paid by the adviser in dollars and costs per share; and
- The offering costs expected to be paid by the Fund in dollars and costs per share.

12.   Footnote (4) to the fee table contains a table showing fund expenses assuming no Financial Leverage is used. The line item for "Management Fees" contains a symbol for footnote (6), however, footnote (6) is missing. Please correct this omission. In addition, please modify the font and indentation of the table in footnote (4) to ensure that it is regarded appropriately as a footnote table and not confused with the actual fee table to which it relates.

The Fund's Investments

13.   The section captioned "Covered Call Options" states that in some instances the Fund may write covered call options on synthetic convertible securities held by the Fund. A call option typically would state a strike price, a price at which the option could be exercised. Inasmuch as a synthetic convertible would be comprised of an income security component and a warrant or option component, please explain how the strike price for the synthetic would be established. For example, would the call option specify a price at which the income component must be valued and a separate price at which the warrant or option component must be valued? In addition, please provide an explanation in the disclosure, including an example, of a cover call option on a synthetic convertible security.

Portfolio Management

14.   Please clarify the business experience of each portfolio manager for the past five years. *See* Item 5(a)(2) of Form N-1A. For example, the disclosure states that Tracy V. Maitland serves as Chief Investment Officer of Advent Capital Management, LLC. How long has Mr. Maitland served in that capacity? Second,

the Fund is managed by a team. Please clarify the role of each portfolio manager, the limitations on the roles, and the relationship between the roles. *See* Instruction 2 to Item 5(a)(2) of Form N-1A.

Statement of Additional Information

Investment Objective and Policies — Investment Restrictions

15.   Investment Restriction (1) provides that the Fund may not invest 25% or more of the value of its Managed Assets in any one industry, provided that this limitation does not apply to *government securities*. It is unclear whether the term "government securities" is intended to refer only to U.S. Government securities, or whether it extends to securities issued by state and municipal governments. Please revise the policy to clarify the meaning of the term "government securities". If the term is intended to refer to securities issued by states and municipalities, please refer to the staff position in Investment Company Act Release No. 9785 (May 31, 1977), which discusses how state and municipal securities are treated for purposes of the concentration policy.

Management of the Fund — Proxy Voting Policies

16.   This section states that a copy of the Investment Manager's proxy voting procedures is attached as Appendix B to the Statement of Additional Information ("SAI"). We note that Appendix B has not yet been attached to the SAI. Please include the proxy voting procedures in a pre-effective amendment.

Performance Related and Comparative Information

17.   This section contains two tables: one illustrating annual returns of convertible bonds and the S&P 500 from 1973 to 2006; the other showing average annual return and standard deviation for convertible bonds, large cap stocks, and long-term corporate bonds. Both tables show that the source of the information is Ibbotson Associates. Disclosure after the table shows that the data for the tables is from Lipper Analytical Services, Morningstar and Credit Suisse First Boston. Please disclose consistently the source of the performance information.

18.   The information in the tables appears not only to have been generated by different organizations, but represents different types of information. For example, Lipper and Morningstar present information about the performance of *mutual funds* that invested in convertible securities, but Credit Suisse presents the performance of *an index of convertible securities*. It is confusing and potentially misleading to combine in a single table different types of information from different organizations. Please revise the tables and text following the tables to be consistent. For example, the performance of "Convertible Bonds" in the table should be derived from a convertible bond index, not the performance of convertible bond mutual funds.

General Comments

19.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

20.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

21.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

22.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

23.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

24.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel